POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that the annual meeting (the ‘‘Meeting’’) of shareholders of POINTS INTERNATIONAL LTD. (the ‘‘Corporation’’) will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Tuesday, May 11, 2010, at 9:00 a.m. (Toronto Time) for the following purposes:

1.

to receive and consider the Annual Report of the Corporation accompanying this notice, the financial statements of the Corporation for its financial year ended December 31, 2009 contained therein and the report of the auditors thereon;

2.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed; and

3.	to appoint Deloitte & Touche LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration.

Your vote is important regardless of the number of shares you own.

Beneficial Shareholders

          If your common shares are held in a brokerage account or otherwise through an intermediary you are a ‘‘beneficial shareholder’’ and a Voting Instruction Form was mailed to you with this package. Only vote your BLUE Voting Instruction Form as follows:

Canadian Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 905-507-7793 or toll free at 1-866-623-5305 in order to ensure that it is received before the deadline.

U.S. Shareholders:

          Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

Registered Shareholders

          If your common shares are held in your own name you are a ‘‘registered shareholder’’ and are requested to complete, sign, date and return the accompanying BLUE form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally. Submit your proxy in the postage paid envelope in sufficient time to ensure your votes are received by the offices of COMPUTERSHARE TRUST COMPANY OF CANADA ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO ONTARIO M5J 2Y1, OR BY FAX TO 1-866-249-7775/416-263-9524 OR TO KINGSDALE SHAREHOLDER SERVICES INC. AT 130 KING STREET WEST, SUITE 2950, P.O. BOX 361, TORONTO, ONTARIO M5X 1E2 OR BY FAX TO 1-866-545-5580/416-867-2271 IN EACH CASE TO ARRIVE NO LATER THAN 9:00 A.M. (TORONTO TIME) ON MAY 7, 2010, OR NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN THE CITY OF TORONTO) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, PROVIDED HOWEVER, THAT THE CHAIRMAN OF THE MEETING MAY, IN HIS SOLE DISCRETION, ACCEPT PROXIES DELIVERED TO HIM UP TO THE TIME WHEN ANY VOTE IS TAKEN AT THE MEETING OR ANY ADJOURNMENT THEREOF, OR IN ACCORDANCE WITH ANY OTHER MANNER PERMITTED BY LAW. Alternatively, visit www.investorvote.com and enter your 15 digit control number or call 1-866-732-VOTE (8683) to cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE proxy.

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For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
PROTECT YOUR INVESTMENT — VOTE YOUR BLUE PROXY

          If you have any questions, please contact our solicitation agent, Kingsdale Shareholder Services Inc., toll-free at 1-888-518-6554.

          The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and reference should be made thereto.

          Only shareholders of record at the close of business on March 23, 2010 will be entitled to vote at the Meeting.

          DATED at Toronto, Ontario this 31st day of March, 2010.

By Order of the Board of Directors

Rob MacLean Chief Executive Officer

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For questions or assistance, please call Kingsdale Shareholder Services Inc., 1-888-518-6554.
PROTECT YOUR INVESTMENT — VOTE YOUR BLUE PROXY